Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

ASX Release

21 June 2023

UPDATE ON WESTPAC'S SALE OF BT PLATFORMS

Westpac has today provided an update on BT Platforms[1].

Westpac has concluded a competitive sales process for BT Platforms. Westpac will retain and continue to invest in the business, including the development of features to improve the adviser and investor experience, as well as the ongoing simplification and improved efficiency of its operations.

BT is one of Australia's leading platforms providers with $131 billion in funds under administration[2]. It supports more than 350,000 investors and has relationships with almost half of Australia's financial advisers with more than 7,800 active advisers using BT's platforms[3].

Since the formation of its Specialist Businesses Division in May 2020, Westpac has become a much simpler and stronger bank, announcing ten business divestments[4], with nine completed.

For further information:

Lisa Parrett
Media Relations
M. 0432 933 796

Justin McCarthy
General Manager, Investor Relations
M. 0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

1 BT Platforms comprises the BT Panorama and Asgard platforms
2 As at 31 March 2023
3 c.16,000 ASIC registered financial advisers as at 31 March 2023
4 BT Personal and Corporate Super, Advance Asset Management, General Insurance, Life Insurance, Lenders Mortgage Insurance, Motor Vehicle Dealer Finance and Novated Leasing, Strategic Alliances 'Vendor Finance', New Zealand Life Insurance, New Zealand Wealth Advisory, BT Private Portfolio Management

WESTPAC BANKING CORPORATION ABN 33 007 457 141